Exhibit 99.1

Canopy Growth Reports Third Quarter Fiscal 2020 Financial Results

Generated $124 million Net Revenue, up from $76 million in Q2 2020
Excluding portfolio restructuring charges in Q2 2020, Net Revenue up 13%
Achieved Gross Margin of 34%
Total Operating Expenses down 14% versus the prior quarter
Adjusted EBITDA loss decreases to $92 million

SMITHS FALLS, ON, Feb. 14, 2020 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) today announced its financial results for the third quarter ended December 31, 2019.  All financial information in this press release is reported in millions of Canadian dollars, unless otherwise indicated.

Third Quarter Fiscal 2020 Financial Summary

	Gross revenue[1]	Net revenue	Gross margin[2]	Adjusted EBITDA[3]	Free cash flow[4]
Reported	$135.6	$123.8	34%	$(91.7)	$(359.6)
% change vs. Q2 2020	15%	62%	NM	41%	16%
% change vs. Q3 2019	39%	49%	800 bps	-23%	-20%

[1] Excludes the impact of other revenue adjustments in Q2 2020, which represent the Company's determination of returns and pricing adjustments.
[2] Gross margin is before fair value impacts in cost of sale, and is a non-IFRS measure. See "Non-IFRS Measures" below.
[3] Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Measures" below.
[4] Free cash flow is defined as operating cash flow less capital expenditures, and is a non-IFRS measure. See "Non-IFRS Measures" below.

Third Quarter Fiscal 2020 Corporate Financial Highlights

  Revenues: Reported Net Revenues increased 62% over Q2 2020, or 13% excluding the impact of portfolio restructuring charges. Gross Recreational B2B revenue increased 8% over prior quarter due, in part, to over 140 stores becoming active in the quarter and higher sales of premium dried flower and pre-roll joints. Our acquired businesses including Storz & Bickel and This Works also performed well, contributing to organic growth this quarter.
  Gross margin: Gross margin before fair value impacts was 34%. Gross margin performance in quarter benefited from lower period costs due to higher facility utilization
  Operating expenses: Total operating expenses decreased 14% versus Q2 2020 primarily due to a $20 million reduction in G&A expenses and over $31 million lower stock-based compensation versus the prior quarter
  Adjusted EBITDA: Adjusted EBITDA loss of $92 million, a $64 million narrower loss versus Q2 2020 driven by higher sales, improved gross margins and lower operating expenses
  Cash Position: Gross cash balance was $2.3 billion, down from $2.7 billion in Q2 2020, reflecting the EBITDA loss, capital investments and M&A

Third Quarter Fiscal 2020 Business & Operational Highlights

  Maintained leading market share in retail, at an estimated 22%, of the Canadian recreation market as we saw a strong demand for both premium and value priced dried flower and pre-rolled joints
  Continued market share gains and increase in the number of patients, to over 76,700, in the Canadian medical cannabis market
  Named David Klein as new Chief Executive Officer
  Completed first shipments of cannabis-infused edible chocolates and JUJU Power 510 batteries in December 2019
  Storz & Bickel expanded product line with launch of Crafty+ vaporizer in November 2019
  Announced initial line of First & Free Hemp-derived CBD products and began sales online through www.firstandfree.com, one quarter ahead of Q4 2020 target

"In Q3 we executed across Canada, in our international markets and in our strategic acquisitions to drive revenue growth," said David Klein, CEO. "We have a lot of work to do.  We are eager to capitalize on the opportunity to create an unassailable position through a tight focus on the consumer and on critical markets."

"We delivered significant gross improvement in the third quarter driven by stronger revenues and higher capacity utilization. Actions taken earlier this year are expected to meaningfully reduce stock-based compensation in FY21, and we have started to implement tighter cost controls across the organization," said Mike Lee, EVP & CFO. "We plan to take further steps to reduce our costs and right-size our business to ensure that we can generate a healthy margin profile and cash generation in the coming years."

Third Quarter Fiscal 2020 Financial and Operational Review

	Q3 2020	Q2 2020	% Change	Q3 2019	% Change
Canadian recreational cannabis
- Business to business[1]	$53.5	$49.4	8%	$60.1	-11%
- Business to consumer	$15.2	$13.1	16%	$11.5	32%
Canadian medical cannabis	$14.8	$14.1	5%	$15.9	-7%
Canadian cannabis	$83.5	$76.6	9%	$87.5	-5%
International medical cannabis	$18.7	$18.1	3%	$2.7	593%
Cannabis gross revenue excluding other revenue adjustments	$102.2	$94.7	8%	$90.2	13%
Other revenue	$33.4	$23.6	42%	$7.5	345%
Gross revenue excluding other revenue adjustments	$135.6	$118.3	15%	$97.7	39%
Other revenue adjustments[2]	$-	$32.7	-100%	$-	NM
Excise taxes[3]	$11.8	$9.0	31%	$14.7	-20%
Net revenue	$123.8	$76.6	62%	$83.0	49%

[1] Excludes the impact of other revenue adjustments.
[2] Other revenue adjustments represent the Company's determination of returns and pricing adjustments.
[3] Excise taxes is presented net of the impact from other revenue adjustments.

Canadian Cannabis

  Recreational B2B sales increased 8% over Q2 2020, due to over 140 stores becoming active in the quarter and higher sales of premium dried flower and pre-roll joints
  Recreational B2C sales increased 16% over prior quarter, due in part to an 11% increase in same store sales
  Medical sales increased 5% over the prior quarter primarily attributable to the broadening of our brand and product offerings, including the availability of products from additional CraftGrow partners, as well as an increase in number of customers to over 76,700.

International Cannabis

  C3 revenue increased 5% over Q2 2020
  Germany cannabis sales higher than expected due to opportunistic sales into the German market to fill a supply gap that resulted from a regulatory enforced sales halt of cannabis products offered by another vendor

Strategic Acquisitions

  Storz & Bickel vaporizer revenue increased 46% over Q2 2020 due to solid organic growth and seasonal sales
  This Works revenue increased 42% over prior quarter due to strong organic growth

Third Quarter Fiscal 2020 Cannabis Product Revenue Highlights

	Q3 2020	Q2 2020	% Change	Q3 2019	% Change
Canadian recreational - Business to business
Dry cannabis	$55.8	$47.4	18%	$39.3	42%
Cannabis oil and softgels excluding other revenue adjustments	$3.0	$2.0	50%	$20.8	-86%
Other revenue adjustments[1]	$(5.3)	$(32.7)	-84%	$-	NM
	$53.5	$16.7	220%	$60.1	-11%
Canadian recreational - Business to consumer
Dry cannabis	$13.5	$11.6	16%	$10.9	24%
Cannabis oil and softgels	$1.7	$1.5	13%	$0.6	183%
	$15.2	$13.1	16%	$11.5	32%
Canadian medical
Dry cannabis	$5.3	$5.5	-4%	$8.1	-35%
Cannabis oil and softgels	$9.5	$8.6	10%	$7.8	22%
	$14.8	$14.1	5%	$15.9	-7%
International medical
Dry cannabis	$3.9	$4.1	-5%	$2.7	44%
Cannabis oil and softgels	$14.8	$14.0	6%	$-	NM
	$18.7	$18.1	3%	$2.7	593%

[1] Other revenue adjustments represent the Company's determination of returns and pricing adjustments.

Third Quarter Fiscal 2020 Adjusted EBITDA

	Q3 2020	Q2 2020	% Change	Q3 2019	% Change
Adjusted EBITDA[1]	$(91.7)	$(155.7)	41%	$(74.8)	-23%
Attributed as follows:
- Operations and corporate overhead	$(44.4)	$(109.0)	59%	$(52.8)	16%
- Strategic investments and business development	$(39.1)	$(36.2)	-8%	$(8.9)	-339%
- Non-operating or under-utilized facilities	$(8.2)	$(10.5)	22%	$(13.1)	37%

[1] Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Measures" below.

Non-IFRS Measures

Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  This measure is calculated as net revenue less inventory production costs expensed to cost of sales, divided by net revenue, and may be computed from the consolidated statements of operations presented within this news release.

Adjusted EBITDA, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business developments, and non-operating or under-utilized facilities. The Adjusted EBITDA reconciliation is presented within this news release and explained in Management's Discussion & Analysis under "Adjusted EBITDA (Non-IFRS Measure)", a copy of which will be filed on SEDAR.

Free Cash Flow, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  This measure is calculated as net cash provided by (used in) operating activities less purchases and deposits of property, plant and equipment.

Transition to U.S. GAAP Reporting

As part of our U.S. financial reporting requirements, Canopy Growth confirmed that, as of September 30, 2019, it no longer met the criteria for qualification as a foreign private issuer because (1) more than 50% of the outstanding voting securities are held by residents of the United States, and (2) the majority of Canopy Growth's directors are United States citizens.

Therefore, as of April 1, 2020 Canopy Growth will be considered a United States domestic issuer and a large accelerated filer. As a result of this change, as of April 1, 2020, Canopy Growth will be required to prepare its consolidated financial statements, including the Company's March 31, 2020 audited annual consolidated financial statements, in conformity with United States generally accounting principles, with such change being applied retrospectively. The extent of the impact of this change in accounting framework has not yet been quantified. Canopy Growth will also be required to provide an auditor attestation report under Section 404(b) of the Sarbanes-Oxley Act.

This press release is intended to be read in conjunction with the Company's Unaudited Condensed Interim Consolidated Financial Statements ("Financial Statements) and Management Discussion & Analysis ("MD&A) for the three and nine months ended December 31, 2019, which will be filed on SEDAR (www.sedar.com) and will be available at www.canopygrowth.com. The basis of financial reporting in the Financial Statements and MD&A is in thousands of Canadian dollars, unless otherwise indicated.

Webcast and Conference Call Information

The Company will host a conference call and audio webcast with David Klein, CEO and Mike Lee, CFO at 10:00 AM Eastern Time on February 14, 2020.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/2171215/8311836AC24F7988B042B4BB0FA5622A

Replay Information
A replay of the call will be accessible by webcast, until 11:59 PM ET on May 14, 2020, at
https://event.on24.com/wcc/r/2171215/8311836AC24F7988B042B4BB0FA5622A

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 5.2 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company's expectations with respect to future harvests, the Company's expectation for additional finished inventory available for sale in future quarters, bringing CBD products to market by the end of fiscal 2020, the accelerated market expansion for Acreage, the anticipated benefits of the rebranding of Spectrum Therapeutics on the Company's market share, the potential opportunity for cannabis products in Europe and the anticipated Increase in Canadian and Danish product availability, the anticipated increased sales from Storz & Bickel, the expectation that facilities will be fully operational in the months ahead, the launch of new CBD consumer products and brands in fiscal 2020, the timing for implementation of the transaction with Acreage. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; execution of business strategy; management of growth; difficulty to forecast; reliance on licences; risks inherent in an agricultural business; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the United States; Farm Bill risks; assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and court approvals for the transaction with Acreage; and such risks contained in the Company's management information circular of the Company dated May 17, 2019 and in the annual information form dated June 24, 2019 and filed with Canadian securities regulators and available on the Company's issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	December 31,	March 31,
(Expressed in CDN $000's)	2019	2019

Assets
Current assets
Cash and cash equivalents	$1,561,664	$2,480,830
Marketable securities	705,921	2,034,133
Amounts receivable	108,822	106,974
Biological assets	59,107	78,975
Inventory	622,575	262,105
Prepaid expenses and other current assets	114,637	107,123
	3,172,726	5,070,140

Investments in equity method investees	123,077	112,385
Other financial assets	351,952	363,427
Property, plant and equipment	1,725,333	1,096,340
Intangible assets	567,185	519,556
Goodwill	2,068,696	1,544,055
Other long-term assets	37,073	25,902

	$8,046,042	$8,731,805

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$225,181	$226,533
Current portion of long-term debt	21,652	103,716
Other current liabilities	171,476	81,414
	418,309	411,663

Long-term debt	536,107	842,259
Deferred tax liability	65,733	96,031
Share repurchase credit liability	1,301,322	-
Other long-term liabilities	194,737	140,404

	2,516,208	1,490,357

Shareholders' equity
Share capital	6,359,643	6,026,618
Other reserves	2,768,725	1,673,472
Accumulated other comprehensive income	(45,904)	28,630
Deficit	(3,826,095)	(777,087)

Equity attributable to Canopy Growth Corporation	5,256,369	6,951,633

Non-controlling interests	273,465	289,815

Total equity	5,529,834	7,241,448

	$8,046,042	$8,731,805

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
UNAUDITED	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000's except share amounts)	2019	2018	2019	2018
	(Restated - see note 2(d))		(Restated - see note 2(d))

Revenue	$135,546	$97,703	$324,558	$146,946
Excise taxes	11,782	14,655	33,699	14,655

Net revenue	123,764	83,048	290,859	132,291

Inventory production costs expensed to cost of sales	81,953	61,329	241,456	90,358

Gross margin before the undernoted	41,811	21,719	49,403	41,933

Fair value changes in biological assets included in inventory sold and other charges	60,546	28,105	175,765	105,989
Unrealized gain on changes in fair value of biological assets	(78,964)	(22,267)	(300,303)	(90,500)

Gross margin	60,229	15,881	173,941	26,444

Sales and marketing	62,104	48,324	171,814	107,199
Research and development	20,795	5,264	41,191	7,964
General and administration	67,385	46,088	217,517	102,777
Acquisition-related costs	3,256	4,520	19,000	9,606
Share-based compensation expense	56,763	40,062	217,611	108,159
Share-based compensation expense related to acquisition milestones	4,916	23,849	24,311	81,674
Depreciation and amortization	16,530	5,015	42,953	11,640

Operating expenses	231,749	173,122	734,397	429,019

Loss from operations	(171,520)	(157,241)	(560,456)	(402,575)

Loss on extinguishment of warrants	-	-	(1,176,350)	-
Other income (expense), net	24,903	233,142	(51,759)	54,445
Total other income (expense), net	24,903	233,142	(1,228,109)	54,445

(Loss) income before income taxes	(146,617)	75,901	(1,788,565)	(348,130)

Income tax recovery (expense)	22,451	(1,041)	8,611	1,398

Net (loss) income	$(124,166)	$74,860	$(1,779,954)	$(346,732)

Net (loss) income attributable to:
Canopy Growth Corporation	$(120,969)	$67,582	$(1,778,208)	$(349,831)
Non-controlling interests	(3,197)	7,278	(1,746)	3,099
	$(124,166)	$74,860	$(1,779,954)	$(346,732)

(Loss) earnings per share, basic
Net (loss) income per share, basic:	$(0.35)	$0.22	$(5.13)	$(1.45)
Weighted average number of outstanding common shares:	348,530,622	303,281,549	346,877,660	241,806,351

Loss per share, diluted
Net loss per share, diluted:	$(0.35)	$(0.38)	$(5.13)	$(1.45)
Weighted average number of outstanding common shares, diluted:	348,530,622	315,974,639	346,877,660	242,044,821

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
UNAUDITED	December 31,	December 31,
(Expressed in CDN $000's)	2019	2018

Net inflow (outflow) of cash related to the following activities:

Operating
Net loss	$(1,779,954)	$(346,732)
Adjustments for:
Depreciation of property, plant and equipment	57,926	15,703
Amortization of intangible assets	26,680	7,869
Share of loss on equity investments	6,668	9,021
Fair value changes in biological assets included in inventory sold and other charges	175,765	105,989
Unrealized gain on changes in fair value of biological assets	(300,303)	(90,500)
Share-based compensation	241,922	194,686
Other assets	-	(16,908)
Loss on extinguishment of warrants	1,176,350	-
Other income and expense	93,162	(44,476)
Income tax recovery	(8,611)	(1,398)
Non-cash foreign currency	(3,945)	1,394
Changes in non-cash operating working capital items	(233,918)	(129,547)

Net cash used in operating activities	(548,258)	(294,899)

Investing
Purchases and deposits of property, plant and equipment	(610,858)	(495,236)
Purchases of intangible assets	(7,800)	(40,140)
Redemption (purchase) of marketable securities, net	1,324,682	(802,247)
Investments in equity method investees	(4,719)	(27,201)
Investments in other financial assets	(46,647)	(74,071)
Premium paid for Acreage Call Option	(395,190)	-
Net cash outflow on acquisition of non-controlling interests	-	(1,996)
Net cash outflow on acquisition of subsidiaries	(511,080)	(344,472)
Payment of acquisition related liabilities	(29,837)	-

Net cash used in investing activities	(281,449)	(1,785,363)

Financing
Payment of share issue costs	(245)	(18,617)
Proceeds from issuance of common shares and warrants	-	5,072,500
Proceeds from issuance of shares by Canopy Rivers	1,062	91,218
Proceeds from exercise of stock options	39,149	28,730
Proceeds from exercise of warrants	446	18,684
Issuance of long-term debt	10,268	600,000
Payment of long-term debt issue costs	-	(16,380)
Payment of interest on long-term debt	(13,738)	-
Repayment of lease obligations	(9,331)	(2,728)
Repayment of long-term debt	(112,705)	(3,499)

Net cash (used) provided by financing activities	(85,094)	5,769,908

Effect of exchange rate changes on cash and cash equivalents	(4,365)	103,664

Net cash (outflow) inflow	(919,166)	3,793,310
Cash and cash equivalents, beginning of period	2,480,830	322,560

Cash and cash equivalents, end of period	$1,561,664	$4,115,870

Adjusted EBITDA[1] Non-IFRS Measure	Three months ended
(In CDN$000's)	December 31, 2019	December 31, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(171,520)	$(157,241)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	60,546	28,105
Unrealized gain on changes in fair value of biological assets	(78,964)	(22,267)
	(18,418)	5,838
Share-based compensation expense (per statements of cash flows)	61,679	64,179
Acquisition-related costs	3,256	4,520
Depreciation and amortization (per statements of cash flows)	33,342	7,890
	98,277	76,589
Adjusted EBITDA	$(91,661)	$(74,814)

	Nine months ended
(In CDN$000's)	December 31, 2019	December 31, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(560,456)	$(402,575)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	175,765	105,989
Unrealized gain on changes in fair value of biological assets	(300,303)	(90,500)
	(124,538)	15,489
Share-based compensation expense (per statements of cash flows)	241,922	194,686
Acquisition-related costs	19,000	9,606
Depreciation and amortization (per statements of cash flows)	84,606	23,572
	345,528	227,864
Adjusted EBITDA	$(339,466)	$(159,222)

[1] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Kyna Boyce, Media Relations, media@canopygrowth.com, 613-485-2480; Judy Hong, Vice President, Investor Relations (USA), Judy.hong@canopygrowth.com; Tyler Burns, Vice President, Investor Relations (Canada), Tyler.burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 06:00e 14-FEB-20